UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________
FORM 11-K
_________________________________________

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to

Commission File Number:  001-01011

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES
(Full title of the Plan)
_________________________________________
CVS HEALTH CORPORATION
(Name of issuer of the securities held pursuant to the plan)
One CVS Drive
Woonsocket, RI 02895
(Address of principal executive offices of issuer)

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES
YEARS ENDED DECEMBER 31, 2015 AND 2014

Report of Independent Registered Public Accounting Firm

The Benefit Plans Committee
The 401(k) Plan and the Employee Stock Ownership
Plan of CVS Health Corporation and Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015 and delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies’ financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boston, Massachusetts
June 28, 2016

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value:
Cash	$10,728	$16,416
Mutual funds (Note 2 (b))	4,429,003,820	4,329,782,789
Common stock (Note 2 (b))	2,198,952,774	2,228,722,312
Common collective trust funds (Note 2 (b))	980,049,733	982,758,840
Total investments at fair value	7,608,017,055	7,541,280,357
Fully benefit responsive investments at contract value:
Guaranteed investment contracts (Note 2 (b))	-	9,214,226
Synthetic guaranteed investment contracts (Note 2 (b))	202,635,898	195,464,099
Security-backed investment contracts (Note 2 (b))	406,726,623	391,353,499
Total fully benefit responsive investments at contract value	609,362,521	596,031,824
Total investments	8,217,379,576	8,137,312,181

Receivables:
Interest and dividends (Note 2 (g))	2,374,848	2,766,188
Employer contributions (Note 1 (c))	9,774,533	8,727,750
Notes receivable from participants (Note 4)	188,325,019	180,795,702
Total receivables	200,474,400	192,289,640

Total assets	8,417,853,976	8,329,601,821

Liabilities:
Accrued expenses and other liabilities	(6,026,869)	(6,213,437)

Total liabilities	(6,026,869)	(6,213,437)

Net assets available for benefits	$8,411,827,107	$8,323,388,384

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Investment activity:
Interest and dividend income (Note 2 (g))	$142,220,913	$149,828,218
Realized and unrealized gains/(loss) (Notes 3 and 5)	(84,375,643)	549,736,005
Total investment activity	57,845,270	699,564,223

Participant loan interest	7,242,975	7,096,239

Contributions:
Employer contributions (Note 1 (c))	236,395,302	218,409,598
Employee contributions (Note 1 (c))	396,259,476	367,685,881
Rollovers	31,130,404	24,553,586
Total contributions	663,785,182	610,649,065

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (c))	623,036,259	577,958,380
Administrative expenses (Note 1 (g))	17,398,445	13,944,735
Total deductions	640,434,704	591,903,115

Net increase in net assets for the year	88,438,723	725,406,412

Net assets beginning of the year	8,323,388,384	7,597,981,972

Net assets end of the year	$8,411,827,107	$8,323,388,384
See accompanying notes to financial statements.

 THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements
Years Ended December 31, 2015 and 2014

Note 1 - Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan (the “ESOP”) of CVS Health Corporation (“CVS Health” or the “Company”) and Affiliated Companies (the “Plan” or "Future Fund") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                  Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Health, the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed a plan administrator (the “Administrator”) and trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Benefit Plans Committee and the Administrator. Effective January 2009, the Benefit Plans Committee further named an Administrative Subcommittee and an Investment Subcommittee and delegated certain fiduciary duties to each of the Committees.

The Plan was established as of January 1, 1989.

(b)                     Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•	The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee;

•	Completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•	Completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•	A non-resident alien receiving no United States (“U.S.”) earned income from the Company;

•	An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•	A leased employee (as defined in the Internal Revenue Code (the “Code”);

•	A temporary employee (as determined by the Company); or

•	An independent contractor or consultant (as defined by the Company).

(c)                      Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85%, as a whole percentage or dollar amount, of the eligible compensation that would otherwise be due to them, percentages can be elected in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Code; whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $18,000 for 2015 and $17,500 for 2014.

Plan participants are eligible to receive Company matching contributions on the first pay period following the completion of one full year of service with the Company. On a quarterly basis, the Company matches in cash 100% up to 5% of eligible pretax compensation contributed, up to an annual maximum per employee of $13,250 and $13,000 for 2015 and 2014, respectively.

All employees that are at least age 50 in the calendar year that contribute the maximum amount to the Plan are permitted to make additional pretax catch-up contributions. Catch-up contributions may be made up to an additional $6,000 for 2015 and $5,500 for 2014.

(d)                    Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments and any unrealized appreciation or depreciation and interest and dividends of those investments.

(e)               Vesting

Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a non-forfeitable right to (1) their accounts upon retirement, death or disability, and (2) any elective deferrals described in Note 1(c).

(f)                        Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not to exceed the participant's expected lifetime.

(g)                     Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2015 and 2014. Trustee’s fees were paid by the Plan for 2015 and 2014.

(h)                     Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited at the earlier of distribution or five years from the date of termination. Prior to January 1, 2006, the Plan contained vesting schedules for Company matching contributions which could lead to forfeited matching contributions if a participant did not satisfy the criteria to vest the contributions on the termination date. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Health contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Health shall contribute the balance required for that purpose.

There were no cash forfeitures for 2015 and $156,029 for 2014. There were no cash forfeitures restored to participants upon resumption of employment in 2015 or 2014. The remainder of the forfeitures for each year were applied to the administrative expenses of the Plan and to reduce the CVS Health contribution.

(i)                        Investment Options

Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment fund options offered by the Plan. Participants may modify investment elections daily thereafter. The Plan’s investments are composed of guaranteed insurance contracts, securities of CVS Health and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds, security-backed investment contracts, common collective trusts, and separately managed funds, composed of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund

The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and Alternative Strategy Fund (Blackrock Global Allocation Collective Fund M). This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Standard & Poors (“S&P”) 500 Index, Morgan Stanley Capital International (“MSCI”) All Countries World Index excluding the United States (“MSCI ACWI EX US”) Index, and the Russell 2000 Index.

Conservative Lifestyle Fund

The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund and Stable Value Fund. This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI ACWI EX US Index.

Core Equity Fund

The Vanguard Institutional Index Fund seeks to replicate the total return of the S&P 500 by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

CVS Health Common Stock Fund

CVS Health Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Health common stock.

Diversified Bond Fund

This fund is co-managed by Loomis Sayles, Dodge & Cox, and Vanguard exclusively for Future Fund participants and seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

Global Equity Fund

The American Funds New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI Country All World Index, which measures the performance of U.S. and international stock markets.

The American Funds New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI Country World Index, which measures the performance of U.S. and international stock markets.

Growth and Income Fund

This fund is co-managed by Columbia, Mellon Capital, and Barrow Hanley exclusively for Future Fund participants and seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies. This fund is benchmarked by the Russell 1000 Value Index.

Inflation-Protected Fund

The Vanguard Inflation-Protected Securities Fund, Institutional Shares seeks to provide investors inflation protection and income, consistent with investments in inflation-indexed securities. This fund invests primarily in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

International Equity Fund

This fund is co-managed by Templeton, American Funds, and Vanguard exclusively for Future Fund participants and invests mainly in the common stock of companies based in international, developed-market countries, but will also include investments in developing, emerging-market countries. It is benchmarked by the MSCI ACWI EX US Index.

International Equity Index Fund

The Vanguard Developed Markets Index Fund, Institutional Plus Shares seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe and the Pacific region. The fund is designed to track the performance of the FTSE Developed Markets ex North America Index, a broadly diversified index of foreign, developed-market stocks.

Large Cap Growth Fund

This fund is co-managed by Columbus Circle, T. Rowe Price, and Mellon Capital exclusively for Future Fund participants and seeks long-term growth of capital through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole. This fund is benchmarked by the Russell 1000 Growth Index.

Mid Cap Index Fund

The Vanguard Mid Cap Index Fund Institutional Plus Shares seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund is designed to track the performance of the CRSP Mid Cap Index, a broadly diversified index of the stocks of medium-size U.S. companies.

Moderate Lifestyle Fund

The fund invests in other Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, International Equity Index, Large Cap Growth, Core Equity, Growth & Income, Inflation-Protected Bond, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This fund has the following composite benchmark: Russell 1000 Index, Barclays Capital Aggregate Bond Index, Barclays Capital US TIPS, S&P 500 Index, MSCI EAFE Ex U.S. Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Small Cap Growth Fund

The Vanguard Explorer Fund Admiral Shares seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Small Cap Index Fund

The Vanguard Small Cap Index Fund, Institutional Plus Shares seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks. This fund is designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of the stock of smaller U.S. companies.

Small Cap Value Fund

This fund is co-managed by Dimensional Fund Advisors ("U.S. Targeted Value I Portfolio") and Wells Fargo Pelican ("MWCM Small Cap Intrinsic Value Equity Strategy"). This blended fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies, which either are believed to offer superior earnings growth or appear to be undervalued. This fund is benchmarked by the Russell 2000 Value Index.

Stable Value Fund

This fund is managed by Galliard Capital Management and seeks to preserve capital while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly rated insurance company contracts and bank investment contracts. The fund is benchmarked by the 3-year U.S. Treasury Index.

U.S. Bond Index Fund

The Vanguard Total Bond Market Fund, Institutional Plus Shares seeks to generate returns that track the performance of the Barclays Capital Aggregate Bond Index and will maintain a dollar-weighted average maturity consistent with that of the index.

Socially Responsible Fund

The Neuberger Berman Socially Responsive Fund seeks long-term growth of capital by investing primarily in securities of companies that meet its value-oriented financial and environmental, social and governance criteria.

Note 2 - Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which includes the application of accrual accounting.
(b)                      Investment Valuation

The value of the investments held at December 31, 2015 and 2014 are stated at fair value with the exception of the fully benefit-responsive investment contracts. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. CVS Health common stock and common stock owned directly in the Small Cap Value Fund, Growth and Income Fund, and the Large Cap Growth Fund separately managed funds, are valued based upon quoted market prices.

The Plan invests in fully benefit-responsive Guaranteed Investment Contracts (“GICs”) and synthetic GICs, and security-backed fully benefit-responsive security-backed investment contracts. Synthetics GICs are investment contracts issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the Plan. GICs and security-backed contracts are investment contracts issued by an insurance company backed by a portfolio underlying the contract that is maintained separately from the contract issuer’s general assets. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Common Collective Trust (“CCT") funds are valued at the net asset value (“NAV”) as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(c)                      Benefits Paid

Distribution of benefits are recorded when paid.

(d)                        Use of Estimates

The preparation of financial statements in conformity with "U.S. GAAP" requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(f)                      Purchase and Sale of Securities

Purchases and sales of securities are made on a trade-date basis.

(g)                      Investment Income

Dividend and interest income is recorded when earned. Net appreciation and depreciation includes the Plan’s gain and losses on investments bought and sold as well as held during the year.

(h)                     New Accounting Pronouncement

In May of 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Company has elected to adopt ASU 2015-07 early, and the Company's disclosures in Note 3 are presented accordingly.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. The Company has elected to adopt Parts I and II early and, accordingly, the presentation of the financial statements and notes herein have been changed to reflect such adoption.

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of the input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•
Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•
Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

CCT funds: Valued at the NAV as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

GICs: These contracts meet the fully benefit-responsive investment contract criteria and are reported at contract value. The discount rate is 1.10% as of December 31, 2014.

Security-backed investment contracts and synthetic GICs: These contracts meet the fully benefit-responsive investment contract criteria and the underlying securities, collective funds, and wrapper contracts are reported at contract value.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The market value of CVS Health Common Stock was $97.77 and $96.31 per share at December 31, 2015 and 2014, respectively.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Investments at December 31, 2015
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$10,728	$—	$—	$10,728
Mutual funds	4,429,003,820	—	—	4,429,003,820
Common stock	2,198,952,774	—	—	2,198,952,774
Total investments at fair value	$6,627,967,322	$—	$—	$6,627,967,322

Cash equivalents (1)				$255,448,279
Stable value funds (2)				335,255,436
Large cap funds (3)				389,346,018
Total common collective trust funds at NAV				$980,049,733

Synthetic GIC’s				$202,635,898
Security Backed Contracts				406,726,623
Total investments at contract value				$609,362,521

Total investments				$8,217,379,576

	Investments at December 31, 2014
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$16,416	$—	$—	$16,416
Mutual funds	4,329,782,789	—	—	4,329,782,789
Common stock	2,228,722,312	—	—	2,228,722,312
Total investments at fair value	$6,558,521,517	$—	$—	$6,558,521,517

Cash equivalents (1)				$269,049,909
Stable value funds (2)				329,320,808
Large cap funds (3)				384,388,123
Total common collective trust funds at NAV				$982,758,840

GIC Contracts				$9,214,226
Synthetic GIC’s				195,464,099
Security Backed Contracts				391,353,499
Total investments at contract value				$596,031,824

Total investments				$8,137,312,181

(1) This category includes common collective trust funds that are designed to seek as high of a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. Participant-directed redemptions and the Plan have no restrictions across the funds.

(2) This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions and the Plan have no restrictions across the funds; however, the Plan is required to provide a one-year redemption notice for the Galliard Managed Income Fund and the Putnam Stable Value Fund to liquidate its entire share.

(3) This category includes common collective trust funds that are designed to track the performance of various indexes. Participant-directed redemptions and the Plan have no restrictions across the funds; however, the Plan is required to provide a 60-day redemption notice for the BlockRock Global Allocation Collective Fund to liquidate its entire share.

Note 4 - Notes Receivable from Participants

Participants may obtain loans from the Plan utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan. Primary residence loans initiated under the former CareSave plan, which transferred into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years. Participants may have two loans outstanding at any time. Interest on loans is equal to the Prime Rate as of the prior month end plus 1%.

Note 5 - Investment Policy

At December 31, 2015 and 2014, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Investment Subcommittee. Employee contributions that are waiting to be processed are temporarily invested in a CCT fund. This CCT fund is also used to account for and administer notes receivable from participants. The note repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 17, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operation into compliance with the code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the
IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 8 - Transactions with Parties-In-Interest

As of December 31, 2015 and 2014, certain Plan investments are investment funds managed by the Plan trustee, The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as of December 31, 2015 and 2014, and therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$8,411,827,107	$8,323,388,384
Adjustment from contract value to fair value for certain fully benefit responsive
investment contracts	229,987	8,010,281
Net assets available for benefits per the Form 5500	$8,412,057,094	$8,331,398,665

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2015:

2015
Total additions per the financial statements	$728,873,427
Add: Adjustment from contract value to fair value for certain fully benefit responsive investment
contracts as of December 31, 2015	229,987
Less: Adjustment from contract value to fair value for certain fully benefit responsive investment
contracts as of December 31, 2014	(8,010,281)
Total income per the Form 5500	$721,093,133

Note 10 – Investment Contracts with Insurance Companies

The Plan invests in fully benefit-responsive GICs and security-backed investment contracts. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset.

The synthetic guaranteed investment contracts held by the Plan include a wrapper contract that provides a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset under performance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

The Plan also invests in fully benefit-responsive security-backed investment contracts that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Security-backed investment contracts provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent.

The traditional investment contracts held by the Plan are GICs. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.
Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events may include (i)amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date; however, the security-backed investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract, a material misrepresentation, or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. For GICs and security-backed investment contracts, payments for participant withdrawals would generally be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a security-backed investment contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. As GICs and security-backed investment contracts are fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and security-backed investment contracts. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Additionally, the Plan can make deposit or redeem investments in security-backed investment contracts, with the issuer's consent, for portfolio reallocation as part of the ongoing management of Plan assets. No deposits may be made to a GIC contract. Except for benefit responsive participant withdrawals, no redemptions may be made to a GIC contract other than any payments scheduled in the contract before the maturity date.

Note 11. Delinquent Participant Contributions

During 2015, the Company failed to transmit certain participant contributions to the Plan in the amount of $ 2,129,703 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company transmitted the delinquent participant contributions to the Plan by December 31, 2015, and reimbursed the Plan for lost earnings in the amount of $ 79,551 on March 15, 2016. Related excise taxes were paid by the Company.

SUPPLEMENTAL SCHEDULES

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN: 05-0494040

Schedule H, Line 4a-Schedule of Delinquent Participant Contributions
December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here If Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2,129,703	$-	$2,129,703	(1)	$-	$-

(1)Represents delinquent participant contributions and loan repayments from various 2015 pay periods. The Company transmitted lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2016.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES
Plan Number: 017
EIN 05-0494040
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Fund	Par value /number of shares	Identity of issue	Description	Current Value **

International Equity Fund	45,330,682	Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	$451,740,645

Core Equity Fund	6,083,832	Vanguard Institutional Index Fund	Mutual Fund	1,135,425,486

Small Cap Growth Fund	2,603,805	Vanguard Explorer Fund	Mutual Fund	194,660,472

Small Cap Index Fund	944,350	Vanguard Small Cap Index Fund	Mutual Fund	144,598,882

Mid Cap Index Fund	2,791,187	Vanguard Mid Cap Index Fund	Mutual Fund	452,255,971

International Equity Index Fund	35,863,184	Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	663,110,274

U.S. Bond Index Fund	50,667,284	Vanguard Total Bond Market Index Fund	Mutual Fund	539,099,899

Inflation-Protected Bond Fund	13,000,712	Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	133,517,313

Large Cap Equity - Neuberger Berman	39,782	Socially Resp Fund	Mutual Fund	1,287,744

Global Equity Fund	7,237,958	American Funds-New Perspective Fund	Mutual Fund	260,711,245

Global Allocation Fund	4,519,168	Blackrock Global Allocation Collective Fund	Common Collective Trust Fund	45,788,210

Diversified Bond Fund	35,749,338	Diversified Bond Fund	Mutual Fund	344,131,604

CVS Health Common Stock Fund	12,749,131	CVS Health Common Stock	CVS Health Corporation Common Stock	1,246,482,538
	12,840,760	* EB Temporary Investment Fund II	Common Collective Trust Fund	12,840,760
		CVS Health Common Stock Fund Subtotal		$1,259,323,298

	55,254,824	* EB Temporary Investment Fund II	Common Collective Trust Fund	$55,153,158

Stable Value Fund			Separately Managed Fund
	101,477,602	Prudential Life Insurance Co.	Synthetic guaranteed investment contracts	$101,477,602

	101,158,296	Prudential Life Insurance Co.	Synthetic guaranteed investment contracts	101,158,296

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	101,427,359	Metropolitan Life Ins Co. - Short	Security-backed Contract	101,427,359
	101,543,971	Metropolitan Life Ins Co. - Intermediate	Security-backed Contract	101,543,971

	102,083,961	Massachusetts Mutual Life Ins., - Short	Security-backed Contract	102,083,961

	101,671,332	Massachusetts Mutual Life Ins.	Security-backed Contract	101,671,332

	165,301,498	* EB Temporary Investment Fund II	Common Collective Trust Fund	165,301,498

	167,042,111	Putnam Stable Value Fund	Common Collective Trust Fund	167,042,111

	168,213,325	Stable Value Fund D	Common Collective Trust Fund	168,213,325

		Stable Value Fund Subtotal		$1,109,919,455

Small Cap Value Fund		Wells Capital and and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund
	33,960	ABERCROMBIE & FITCH CO	Common Stock	$916,920
	54,867	ACTUANT CORP	Common Stock	1,314,613
	69,501	AMN HEALTHCARE SERVICES INC	Common Stock	2,158,006
	17,660	AMSURG CORP	Common Stock	1,342,160
	42,180	ARTISAN PARTNERS ASSET MANAGEM	Common Stock	1,521,011
	160,931	ASCENA RETAIL GROUP INC	Common Stock	1,585,170
	58,260	ASSOCIATED BANC-CORP	Common Stock	1,092,375
	161,710	AVID TECHNOLOGY INC	Common Stock	1,178,866
	24,200	BEACON ROOFING SUPPLY INC	Common Stock	996,556
	7,550	BIO-RAD LABORATORIES INC	Common Stock	1,046,883
	162,544	COBALT INTERNATIONAL ENERGY IN	Common Stock	877,738
	50,630	CORELOGIC INC/UNITED STATES	Common Stock	1,714,332
	127,460	DEAN FOODS CO	Common Stock	2,185,939
	29,200	DIAMONDBACK ENERGY INC	Common Stock	1,953,480
	24,600	DRIL-QUIP INC	Common Stock	1,457,058
	102,860	DSW INC	Common Stock	2,454,240
	50,700	ENCORE CAPITAL GROUP INC	Common Stock	1,474,356
	126,252	ENDURANCE INTERNATIONAL GROUP	Common Stock	1,379,934
	30,650	ENDURANCE SPECIALTY HOLDINGS L	Common Stock	1,961,294
	43,130	EQUITY COMMONWEALTH	Common Stock	1,195,995
	66,072	ESSENDANT INC	Common Stock	2,157,251
	88,500	ESSENT GROUP LTD	Common Stock	1,937,265
	149,190	EVERTEC INC	Common Stock	2,497,441
	120,802	FIRSTMERIT CORP	Common Stock	2,252,957
	86,000	FORUM ENERGY TECHNOLOGIES INC	Common Stock	1,071,560
	54,200	HAEMONETICS CORP	Common Stock	1,747,408
	67,000	HANCOCK HOLDING CO	Common Stock	1,686,390
	166,750	HUNTSMAN CORP	Common Stock	1,895,948
	19,660	IDEX CORP	Common Stock	1,506,153

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	28,700	INTEGRA LIFESCIENCES HOLDINGS	Common Stock	1,945,286
	121,530	INTERVAL LEISURE GROUP INC	Common Stock	1,897,083
	10,825	J&J SNACK FOODS CORP	Common Stock	$1,267,175
	59,450	JABIL CIRCUIT INC	Common Stock	1,384,591
	84,050	KAR AUCTION SERVICES INC	Common Stock	3,135,065
	22,230	KIRBY CORP	Common Stock	1,169,743
	36,800	KORN/FERRY INTERNATIONAL	Common Stock	1,224,704
	89,800	LADDER CAPITAL CORP	Common Stock	1,245,526
	33,000	LANDSTAR SYSTEM INC	Common Stock	1,935,450
	152,919	LAREDO PETROLEUM INC	Common Stock	1,221,823
	73,056	MACK-CALI REALTY CORP	Common Stock	1,705,858
	140,500	MANITOWOC CO INC/THE	Common Stock	2,156,675
	142,230	NEW RESIDENTIAL INVESTMENT COR	Common Stock	1,794,943
	148,300	OASIS PETROLEUM INC	Common Stock	1,092,971
	305,330	OCWEN FINANCIAL CORP	Common Stock	2,128,150
	139,800	PARKWAY PROPERTIES INC/MD	Common Stock	2,185,074
	168,610	PARTY CITY HOLDCO INC	Common Stock	2,176,755
	132,500	PENNYMAC MORTGAGE INVESTMENT T	Common Stock	2,084,225
	340,900	PIER 1 IMPORTS INC	Common Stock	1,735,181
	27,100	POST HOLDINGS INC	Common Stock	1,672,070
	150,010	REDWOOD TRUST INC	Common Stock	1,980,132
	111,183	RESOURCES CONNECTION INC	Common Stock	1,816,730
	55,500	RSP PERMIAN INC	Common Stock	1,353,645
	79,800	SEAWORLD ENTERTAINMENT INC	Common Stock	1,571,262
	41,150	SILGAN HOLDINGS INC	Common Stock	2,210,578
	26,521	STERIS PLC	Common Stock	1,998,092
	116,100	STERLING BANCORP/DE	Common Stock	1,883,142
	27,200	STIFEL FINANCIAL CORP	Common Stock	1,152,192
	56,585	TETRA TECH INC	Common Stock	1,472,342
	242,195	TREASURY WINE ESTATES LTD	Common Stock	1,453,170
	136,860	UMPQUA HOLDINGS CORP	Common Stock	2,197,972
	16,000	VIRTUS INVESTMENT PARTNERS INC	Common Stock	1,879,360
	48,950	WESTAR ENERGY INC	Common Stock	2,093,592
	158,800	WINCOR NIXDORF AG	Common Stock	1,619,760
	88,510	ZIONS BANCORPORATION	Common Stock	2,416,323
		Cash	Cash	10,728
	6,366,555	* EB Temporary Investment Fund II	Common Collective Trust Fund	6,367,739

		DFA US Targeted Value Portfolio	Mutual Fund	$108,464,285

		Small Cap Value Fund Subtotal		$223,658,691

Growth & Income Fund		J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund
	700,000	AES CORP/VA	Common Stock	$6,699,000
	174,000	ALTRIA GROUP INC	Common Stock	10,226,850
	100,000	ANADARKO PETROLEUM CORP	Common Stock	4,858,000
	500,000	APPLIED MATERIALS INC	Common Stock	9,335,000

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	665,000	BANK OF AMERICA CORP	Common Stock	11,191,950
	192,212	BAXALTA INC	Common Stock	7,515,489
	100,000	BAXTER INTERNATIONAL INC	Common Stock	$3,826,500
	160,000	BRISTOL-MYERS SQUIBB CO	Common Stock	11,067,200
	250,000	CSX CORP	Common Stock	6,487,500
	42,000	CHEVRON CORP	Common Stock	3,778,320
	180,000	CITIGROUP INC	Common Stock	9,315,000
	80,000	CONOCOPHILLIPS	Common Stock	3,735,200
	374,000	CORNING INC	Common Stock	6,836,720
	59,500	COSTCO WHOLESALE CORP	Common Stock	9,609,250
	110,000	EI DU PONT DE NEMOURS & CO	Common Stock	7,326,000
	40,000	EXPRESS SCRIPTS HOLDING CO	Common Stock	3,496,400
	77,000	FMC CORP	Common Stock	3,025,715
	210,000	FREEPORT-MCMORAN INC	Common Stock	1,421,700
	85,000	HONEYWELL INTERNATIONAL INC	Common Stock	8,803,450
	70,000	HUMANA INC	Common Stock	12,516,000
	105,000	JPMORGAN CHASE & CO	Common Stock	6,933,150
	200,000	JUNIPER NETWORKS INC	Common Stock	5,520,000
	150,000	LOWE'S COS INC	Common Stock	11,406,000
	180,000	MARATHON OIL CORP	Common Stock	2,266,200
	130,500	MARATHON PETROLEUM CORP	Common Stock	6,765,120
	140,000	METLIFE INC	Common Stock	6,749,400
	225,000	MORGAN STANLEY	Common Stock	7,157,250
	93,000	NEXTERA ENERGY INC	Common Stock	9,661,770
	95,000	NORDSTROM INC	Common Stock	4,731,950
	80,000	PHILIP MORRIS INTERNATIONAL IN	Common Stock	7,114,400
	100,000	PRUDENTIAL FINANCIAL INC	Common Stock	8,141,000
	225,000	TERADATA CORP	Common Stock	5,944,500
	325,000	TYSON FOODS INC	Common Stock	17,332,250
	80,000	UNION PACIFIC CORP	Common Stock	6,256,000
	53,000	UNITED TECHNOLOGIES CORP	Common Stock	5,091,710
	280,000	UNUM GROUP	Common Stock	9,321,200
	124,000	VALERO ENERGY CORP	Common Stock	8,768,040
	240,000	VERIZON COMMUNICATIONS INC	Common Stock	11,092,800
	170,000	WELLS FARGO & CO	Common Stock	9,241,200
	150,000	WILLIAMS COS INC/THE	Common Stock	3,855,000
				$294,420,184

	17,200	AIR PRODUCTS & CHEMICALS INC	Common Stock	$2,251,824
	47,800	ALTRIA GROUP INC	Common Stock	2,809,445
	29,600	AMERICAN EXPRESS CO	Common Stock	2,058,680
	38,000	AMERICAN INTERNATIONAL GROUP I	Common Stock	2,354,860
	15,900	AMERIPRISE FINANCIAL INC	Common Stock	1,692,078
	12,700	ANTHEM INC	Common Stock	1,770,888
	184,200	BANK OF AMERICA CORP	Common Stock	3,100,086
	72,800	BP PLC	Common Stock	2,275,728
	46,500	CAPITAL ONE FINANCIAL CORP	Common Stock	3,356,370
	20,400	CARDINAL HEALTH INC	Common Stock	1,829,003

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	51,700	CARNIVAL CORP	Common Stock	2,816,616
	24,800	CHEVRON CORP	Common Stock	2,231,008
	15,200	CIGNA CORP	Common Stock	$2,224,216
	72,050	CITIGROUP INC	Common Stock	3,728,588
	42,400	CONOCOPHILLIPS	Common Stock	1,979,656
	88,300	CRH PLC	Common Stock	2,544,806
	17,400	CVS HEALTH CORP	Common Stock	1,701,198
	16,900	DEERE & CO	Common Stock	1,299,103
	14,300	DELPHI AUTOMOTIVE PLC	Common Stock	1,225,939
	30,500	DISCOVER FINANCIAL SERVICES	Common Stock	1,635,410
	50,100	E*TRADE FINANCIAL CORP	Common Stock	1,484,964
	24,300	EATON CORP PLC	Common Stock	1,264,572
	96,000	FAIRMOUNT SANTROL HOLDINGS INC	Common Stock	225,600
	84,500	FIFTH THIRD BANCORP	Common Stock	1,709,435
	61,400	FIRST NIAGARA FINANCIAL GROUP	Common Stock	666,190
	39,100	FMC CORP	Common Stock	1,536,435
	11,800	GENERAL DYNAMICS CORP	Common Stock	1,620,848
	84,100	HANESBRANDS INC	Common Stock	2,475,063
	15,300	HONEYWELL INTERNATIONAL INC	Common Stock	1,584,621
	38,900	INTEL CORP	Common Stock	1,340,105
	20,300	JOHNSON & JOHNSON	Common Stock	2,085,216
	48,800	JOHNSON CONTROLS INC	Common Stock	1,941,264
	48,300	JPMORGAN CHASE & CO	Common Stock	3,189,249
	75,100	KBR INC	Common Stock	1,276,700
	117,000	KEYCORP	Common Stock	1,543,230
	29,700	MEDTRONIC PLC	Common Stock	2,295,810
	34,500	MERCK & CO INC	Common Stock	1,838,160
	43,600	MICROCHIP TECHNOLOGY INC	Common Stock	2,029,144
	43,200	MICROSOFT CORP	Common Stock	2,396,736
	129,400	NAVIENT CORP	Common Stock	1,481,630
	137,600	NEW YORK COMMUNITY BANCORP INC	Common Stock	2,245,632
	49,000	NIELSEN HOLDINGS PLC	Common Stock	2,283,400
	36,000	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	2,109,600
	1,702	NVR INC	Common Stock	2,796,386
	30,500	OCCIDENTAL PETROLEUM CORP	Common Stock	2,084,980
	52,500	ORACLE CORP	Common Stock	1,917,825
	61,300	OWENS CORNING	Common Stock	2,893,360
	119,800	PEOPLE'S UNITED FINANCIAL INC	Common Stock	1,934,770
	59,522	PFIZER INC	Common Stock	1,921,370
	21,400	PHILIP MORRIS INTERNATIONAL IN	Common Stock	1,903,102
	18,700	PHILLIPS 66	Common Stock	1,529,660
	24,400	PNC FINANCIAL SERVICES GROUP I	Common Stock	2,325,564
	32,600	QUALCOMM INC	Common Stock	1,629,511
	14,000	RAYTHEON CO	Common Stock	1,743,420
	62,762	REYNOLDS AMERICAN INC	Common Stock	2,919,061
	166,500	ROLLS-ROYCE HOLDINGS PLC	Common Stock	1,442,121

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	31,300	ROYAL CARIBBEAN CRUISES LTD	Common Stock	3,179,611
	52,600	SANOFI	Common Stock	2,243,390
	17,700	SEADRILL LTD	Common Stock	$59,826
	104,800	SEAWORLD ENTERTAINMENT INC	Common Stock	2,063,512
	191,000	SLM CORP	Common Stock	1,245,320
	45,900	SPIRIT AEROSYSTEMS HOLDINGS IN	Common Stock	2,298,213
	16,400	SPX FLOW INC	Common Stock	457,724
	25,700	STANLEY BLACK & DECKER INC	Common Stock	2,742,961
	32,000	STATE STREET CORP	Common Stock	2,134,400
	19,324	TARGET CORP	Common Stock	1,403,116
	38,300	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock	2,514,012
	46,700	TEXAS INSTRUMENTS INC	Common Stock	2,559,627
	42,400	TYCO INTERNATIONAL PLC	Common Stock	1,352,136
	24,125	UNITED TECHNOLOGIES CORP	Common Stock	2,317,689
	17,400	UNITEDHEALTH GROUP INC	Common Stock	2,046,936
	46,110	VERIZON COMMUNICATIONS INC	Common Stock	2,131,204
	33,509	VODAFONE GROUP PLC	Common Stock	1,099,634
	56,800	WELLS FARGO & CO	Common Stock	3,087,648
				$147,487,195

	708,628	Mellon Capital Management Large Capital Value Stock Fund	Common Collective Trust Fund	$141,520,138

	6,152,204	* EB Temporary Investment Fund II	Common Collective Trust Fund	$6,153,140

	3,744,194	* EB Temporary Investment Fund II	Common Collective Trust Fund	$3,745,131

		Growth & Income Fund Subtotal		$593,325,788

Large Cap Growth Fund		TRowe Price and Columbus Circle Core Equity Fund	Separately Managed Fund
	76,922	ACTIVISION BLIZZARD INC	Common Stock	$2,977,651
	16,089	ALEXION PHARMACEUTICALS INC	Common Stock	3,068,977
	10,743	ALLERGAN PLC	Common Stock	3,357,188
	10,266	ALPHABET INC	Common Stock	7,987,051
	10,900	AMAZON.COM INC	Common Stock	7,367,201
	20,605	AMERISOURCEBERGEN CORP	Common Stock	2,136,945
	105,010	APPLE INC	Common Stock	11,053,353
	13,365	AVAGO TECHNOLOGIES LTD	Common Stock	1,939,930
	94,185	BRISTOL-MYERS SQUIBB CO	Common Stock	6,514,776
	72,678	CAPITAL ONE FINANCIAL CORP	Common Stock	5,245,898
	26,811	CONSTELLATION BRANDS INC	Common Stock	3,818,959
	92,678	DELTA AIR LINES INC	Common Stock	4,697,848
	20,739	DEXCOM INC	Common Stock	1,698,524
	46,324	EDWARDS LIFESCIENCES CORP	Common Stock	3,658,670
	38,339	ELI LILLY & CO	Common Stock	3,230,444
	74,891	FACEBOOK INC	Common Stock	7,838,092
	19,473	FLEETCOR TECHNOLOGIES INC	Common Stock	2,783,276
	83,392	GILEAD SCIENCES INC	Common Stock	8,438,436

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	118,613	HILTON WORLDWIDE HOLDINGS INC	Common Stock	2,538,318
	4,303	INTUITIVE SURGICAL INC	Common Stock	2,350,126
	39,250	L BRANDS INC	Common Stock	$3,760,935
	37,254	LAM RESEARCH CORP	Common Stock	2,969,889
	86,600	MASCO CORP	Common Stock	2,450,780
	68,841	MASTERCARD INC	Common Stock	6,702,360
	13,264	MCDONALD'S CORP	Common Stock	1,567,009
	31,785	MCGRAW HILL FINANCIAL INC	Common Stock	3,133,365
	19,765	MCKESSON CORP	Common Stock	3,903,785
	45,308	MONDELEZ INTERNATIONAL INC	Common Stock	2,039,313
	16,257	NETFLIX INC	Common Stock	1,859,476
	123,492	NIKE INC	Common Stock	7,738,009
	35,118	NXP SEMICONDUCTORS NV	Common Stock	2,958,692
	14,187	PALO ALTO NETWORKS INC	Common Stock	2,498,898
	52,100	PAYPAL HOLDINGS INC	Common Stock	1,886,020
	69,213	PPG INDUSTRIES INC	Common Stock	6,839,629
	3,079	PRICELINE GROUP INC/THE	Common Stock	3,925,571
	50,571	ROYAL CARIBBEAN CRUISES LTD	Common Stock	5,137,255
	37,374	SERVICENOW INC	Common Stock	3,235,093
	33,048	SPLUNK INC	Common Stock	1,943,553
	90,665	STARBUCKS CORP	Common Stock	5,442,620
	70,934	SYNCHRONY FINANCIAL	Common Stock	2,157,103
	23,269	TABLEAU SOFTWARE INC	Common Stock	2,192,405
	63,757	TARGET CORP	Common Stock	4,629,396
	37,800	TJX COS INC/THE	Common Stock	2,680,398
	29,844	ULTA SALON COSMETICS & FRAGRAN	Common Stock	5,521,140
	30,745	UNDER ARMOUR INC	Common Stock	2,478,354
	73,942	UNITED CONTINENTAL HOLDINGS IN	Common Stock	4,236,877
	87,696	VISA INC	Common Stock	6,800,825
				$193,390,413

	1,900	ABBVIE INC	Common Stock	$112,556
	8,600	AETNA INC	Common Stock	929,832
	3,000	AKAMAI TECHNOLOGIES INC	Common Stock	157,890
	9,400	ALASKA AIR GROUP INC	Common Stock	756,794
	28,400	ALEXION PHARMACEUTICALS INC	Common Stock	5,417,300
	34,878	ALIBABA GROUP HOLDING LTD	Common Stock	2,834,535
	17,200	ALLERGAN PLC	Common Stock	5,375,000
	11,736	ALPHABET INC	Common Stock	8,906,216
	7,120	ALPHABET INC	Common Stock	5,539,431
	23,300	AMAZON.COM INC	Common Stock	15,748,237
	65,100	AMERICAN AIRLINES GROUP INC	Common Stock	2,756,985
	34,200	AMERICAN TOWER CORP	Common Stock	3,332,644
	7,600	AMERIPRISE FINANCIAL INC	Common Stock	808,792
	7,600	AMERISOURCEBERGEN CORP	Common Stock	788,196
	500	AMGEN INC	Common Stock	81,165
	13,100	ANTHEM INC	Common Stock	1,826,664

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	27,700	APPLE INC	Common Stock	2,915,702
	5,200	ASHLAND INC	Common Stock	534,040
	1,700	AUTOZONE INC	Common Stock	1,261,247
	300	AVAGO TECHNOLOGIES LTD	Common Stock	$43,545
	7,300	BAIDU INC	Common Stock	1,379,992
	9,500	BANK OF NEW YORK MELLON CORP/T	Common Stock	391,590
	2,800	BAXALTA INC	Common Stock	109,284
	10,900	BECTON DICKINSON AND CO	Common Stock	1,679,581
	6,800	BIOGEN INC	Common Stock	2,083,180
	22,800	BOEING CO/THE	Common Stock	3,296,652
	1,200	BORGWARNER INC	Common Stock	51,876
	33,700	BRISTOL-MYERS SQUIBB CO	Common Stock	2,331,029
	7,300	CANADIAN PACIFIC RAILWAY LTD	Common Stock	933,290
	16,400	CARDINAL HEALTH INC	Common Stock	1,470,375
	2,700	CARMAX INC	Common Stock	145,719
	2,100	CARNIVAL CORP	Common Stock	114,408
	35,600	CELGENE CORP	Common Stock	4,263,456
	1,000	CHIPOTLE MEXICAN GRILL INC	Common Stock	479,850
	200	CIGNA CORP	Common Stock	29,266
	2,300	CIMAREX ENERGY CO	Common Stock	205,574
	2,200	CITIGROUP INC	Common Stock	113,850
	6,000	COGNIZANT TECHNOLOGY SOLUTIONS	Common Stock	360,120
	1,600	CONCHO RESOURCES INC	Common Stock	148,576
	5,400	CONSTELLATION BRANDS INC	Common Stock	769,176
	3,400	COSTCO WHOLESALE CORP	Common Stock	549,100
	21,400	CTRIP.COM INTERNATIONAL LTD	Common Stock	991,462
	69,400	DANAHER CORP	Common Stock	6,455,322
	4,600	DELPHI AUTOMOTIVE PLC	Common Stock	394,358
	1,700	DELTA AIR LINES INC	Common Stock	86,173
	8,800	ECOLAB INC	Common Stock	1,009,624
	9,300	ELECTRONIC ARTS INC	Common Stock	639,096
	21,900	ELI LILLY & CO	Common Stock	1,845,294
	3,900	ESTEE LAUDER COS INC/THE	Common Stock	343,434
	70,500	FACEBOOK INC	Common Stock	7,378,530
	8,900	FEDEX CORP	Common Stock	1,328,236
	900	FERRARI NV	Common Stock	43,200
	9,500	FIRST DATA CORP	Common Stock	152,190
	20,700	FISERV INC	Common Stock	1,893,222
	600	FLOWSERVE CORP	Common Stock	25,356
	35,600	GILEAD SCIENCES INC	Common Stock	3,602,364
	50,000	HANESBRANDS INC	Common Stock	1,471,500
	2,000	HENRY SCHEIN INC	Common Stock	316,380
	48,550	HILTON WORLDWIDE HOLDINGS INC	Common Stock	1,038,970
	5,800	HOLOGIC INC	Common Stock	224,402
	19,700	HOME DEPOT INC/THE	Common Stock	2,605,325
	2,200	HUMANA INC	Common Stock	393,360
	2,600	IHS INC	Common Stock	307,918
	2,700	INCYTE CORP	Common Stock	292,815
	8,560	INTERCONTINENTAL EXCHANGE INC	Common Stock	2,193,586
	2,800	INTUITIVE SURGICAL INC	Common Stock	1,529,248

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	5,800	JB HUNT TRANSPORT SERVICES INC	Common Stock	425,488
	7,400	JD.COM INC	Common Stock	238,761
	500	KROGER CO/THE	Common Stock	$20,915
	6,800	L BRANDS INC	Common Stock	651,576
	600	LAS VEGAS SANDS CORP	Common Stock	26,304
	6,700	LINKEDIN CORP	Common Stock	1,508,036
	1,100	LOCKHEED MARTIN CORP	Common Stock	238,865
	40,300	LOWE'S COS INC	Common Stock	3,064,412
	8,800	MARRIOTT INTERNATIONAL INC/MD	Common Stock	589,952
	12,500	MARSH & MCLENNAN COS INC	Common Stock	693,125
	56,100	MASTERCARD INC	Common Stock	5,461,896
	23,300	MCKESSON CORP	Common Stock	4,602,123
	7,587	MEDTRONIC PLC	Common Stock	586,475
	39,100	MGM RESORTS INTERNATIONAL	Common Stock	888,352
	99,500	MICROSOFT CORP	Common Stock	5,520,260
	400	MOLSON COORS BREWING CO	Common Stock	37,568
	1,100	MONSTER BEVERAGE CORP	Common Stock	163,856
	71,500	MORGAN STANLEY	Common Stock	2,274,415
	22,500	NETFLIX INC	Common Stock	2,573,550
	31,000	NIKE INC	Common Stock	1,942,332
	3,500	NORTHERN TRUST CORP	Common Stock	253,575
	200	NORTHROP GRUMMAN CORP	Common Stock	37,762
	21,500	NORWEGIAN CRUISE LINE HOLDINGS	Common Stock	1,259,900
	9,500	O'REILLY AUTOMOTIVE INC	Common Stock	2,407,490
	7,800	PAYPAL HOLDINGS INC	Common Stock	282,360
	100	PERRIGO CO PLC	Common Stock	14,470
	1,300	PIONEER NATURAL RESOURCES CO	Common Stock	162,994
	200	PPG INDUSTRIES INC	Common Stock	19,764
	5,290	PRICELINE GROUP INC/THE	Common Stock	6,744,486
	200	PVH CORP	Common Stock	14,730
	16,490	RED HAT INC	Common Stock	1,365,537
	4,600	REGENERON PHARMACEUTICALS INC	Common Stock	2,497,202
	1,100	ROCKWELL COLLINS INC	Common Stock	101,530
	7,600	ROPER TECHNOLOGIES INC	Common Stock	1,442,404
	25,000	ROSS STORES INC	Common Stock	1,345,250
	14,100	ROYAL CARIBBEAN CRUISES LTD	Common Stock	1,432,236
	42,100	SALESFORCE.COM INC	Common Stock	3,300,640
	14,500	SERVICENOW INC	Common Stock	1,255,120
	3,900	SHERWIN-WILLIAMS CO/THE	Common Stock	1,012,440
	900	SHIRE PLC	Common Stock	184,500
	47,200	STARBUCKS CORP	Common Stock	2,833,416
	14,900	STATE STREET CORP	Common Stock	993,830
	8,800	STRYKER CORP	Common Stock	821,216
	51,300	TD AMERITRADE HOLDING CORP	Common Stock	1,780,623
	135,200	TENCENT HOLDINGS LTD	Common Stock	2,652,624
	3,530	TESLA MOTORS INC	Common Stock	847,235
	11,900	TEXTRON INC	Common Stock	500,129

Fund	Par value /number of shares	Identity of issue	Description	Current Value **
	21,200	THERMO FISHER SCIENTIFIC INC	Common Stock	3,010,400
	300	TIME WARNER INC	Common Stock	19,401
	2,300	T-MOBILE US INC	Common Stock	89,976
	16,400	TRACTOR SUPPLY CO	Common Stock	$1,402,200
	1,800	UNION PACIFIC CORP	Common Stock	140,760
	19,100	UNITED CONTINENTAL HOLDINGS IN	Common Stock	1,094,430
	25,900	UNITEDHEALTH GROUP INC	Common Stock	3,046,876
	18,200	VALEANT PHARMACEUTICALS INTERN	Common Stock	1,850,030
	16,500	VERTEX PHARMACEUTICALS INC	Common Stock	2,076,195
	1,800	VF CORP	Common Stock	112,050
	77,900	VISA INC	Common Stock	6,041,145
	9,900	WABTEC CORP/DE	Common Stock	704,088
	23,300	WALGREENS BOOTS ALLIANCE INC	Common Stock	1,984,109
	18,400	WALT DISNEY CO/THE	Common Stock	1,946,533
	3,600	ZOETIS INC	Common Stock	172,508
				$208,356,505

	5,277,783	* EB Temporary Investment Fund II	Common Collective Trust Fund	$5,278,533

	608,233	* EB Temporary Investment Fund II	Common Collective Trust Fund	$608,320

	1,423,001	EB DL NON SL LARGE CAP GROWTH	Common Collective Trust Fund	$202,037,670

		Large Cap Growth Fund Subtotal		$609,671,441

		**Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	$188,325,018

		Total Assets Held in the Plan		$8,405,704,594

*Party-in-interest
**Represents fair value for all investments with the exception of GICs and security-backed investment contracts where Current Value represents contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS HEALTH CORPORATION AND AFFILIATED COMPANIES

Date: June 28, 2016	By	/s/ David M. Denton
David M. Denton
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP